Exhibit 99.1

H WORLD GROUP LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2022 and June 30, 2023	F-2

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2022 and 2023	F-3

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2022 and 2023	F-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2022 and 2023	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Renminbi in millions, except share and per share data, unless otherwise stated)

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
			US$’ in million
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	3,583	7,316	1,009
Restricted cash	1,503	520	72
Short-term investments	1,788	749	103
Accounts receivable, net of allowance of RMB101 and RMB126 as of December 31, 2022 and June 30, 2023 respectively	1,113	933	129
Loan receivables - current, net of allowance of RMB52 and RMB51 as of December 31, 2022 and June 30, 2023 respectively	134	126	17
Amounts due from related parties, net of allowance of RMB38 and RMB53 as of December 31, 2022 and June 30, 2023 respectively	178	131	18
Inventories	70	65	9
Other current assets, net of allowance of RMB8 and RMB8 as of December 31, 2022 and June 30, 2023 respectively	809	725	100
Total current assets	9,178	10,565	1,457
Property and equipment, net	6,784	6,403	883
Intangible assets, net	5,278	5,475	755
Operating lease right-of-use assets	28,970	28,865	3,981
Finance lease right-of-use assets	2,047	2,187	302
Land use rights, net	199	195	27
Long-term investments	1,945	2,199	303
Goodwill	5,195	5,327	735
Amounts due from related parties, net of RMB0 and RMB0 as of December 31, 2022 and June 30, 2023 respectively	6	16	2
Loan receivables, net of RMB3 and RMB3 as of December 31, 2022 and June 30, 2023 respectively	124	134	18
Other assets, net of allowance of RMB1 and RMB1 as of December 31, 2022 and June 30, 2023 respectively	688	664	91
Deferred income tax assets	1,093	1,082	149
Total assets	61,507	63,112	8,703

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	3,288	4,765	657
Accounts payable	1,171	935	129
Amounts due to related parties	71	89	12
Salary and welfare payables	657	708	98
Deferred revenue	1,308	1,413	195
Operating lease liabilities, current	3,773	3,832	528
Finance lease liabilities, current	41	49	7
Accrued expenses and other current liabilities	2,337	3,336	460
Income tax payable	500	618	85
Total current liabilities	13,146	15,745	2,171

Long-term debt	6,635	1,065	147
Operating lease liabilities, non-current	27,637	27,520	3,795
Finance lease liabilities, non-current	2,513	2,703	373
Deferred revenue	828	936	129
Other long-term liabilities	977	1,057	146
Retirement benefit obligations	110	116	16
Deferred income tax liabilities	858	868	120
Total liabilities	52,704	50,010	6,897
Commitments and contingencies (Note 17)
Equity:
Ordinary shares (US$0.00001 par value per share; 80,000,000,000 shares authorized; 3,265,433,590 and 3,340,760,130 shares issued as of December 31, 2022 and June 30, 2023, 3,112,413,730 and 3,187,740,270 shares outstanding as of December 31, 2022 and June 30, 2023, respectively)	0	0	0
Treasury shares (153,019,860 and 153,019,860 shares as of December 31, 2022 and June 30, 2023, respectively)	(441)	(441)	(61)
Additional paid-in capital	10,138	12,163	1,677
Retained earnings	(1,200)	805	111
Accumulated other comprehensive income	232	474	65
Total H World Group Limited shareholders’ equity	8,729	13,001	1,792
Noncontrolling interest	74	101	14
Total equity	8,803	13,102	1,806
Total liabilities and equity	61,507	63,112	8,703

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in millions, except share and per share data, unless otherwise stated)

	Six Months Ended June 30,
	2022	2023	2023
			US$’ in million
			(Note 2)
Revenues:
Leased and owned hotels	4,003	6,466	892
Manachised and franchised hotels	1,934	3,410	470
Others	126	134	18
Total revenues	6,063	10,010	1,380
Operating costs and expenses:
Hotel operating costs	5,785	6,732	929
Other operating costs	26	17	2
Selling and marketing expenses	264	457	63
General and administrative expenses	830	902	124
Pre-opening expenses	57	21	3
Total operating costs and expenses	6,962	8,129	1,121
Other operating income, net	199	168	22
(Loss) income from operations	(700)	2,049	281
Interest income	37	101	14
Interest expense	199	224	31
Other income, net	88	546	75
Losses from fair value changes of equity securities, net	(186)	(6)	(1)
Foreign exchange (loss) gain, net	(463)	99	15
(Loss) income before income taxes	(1,423)	2,565	353
Income tax (benefit) expense	(430)	502	69
Loss from equity method investments	(19)	(27)	(4)
Net (loss) income	(1,012)	2,036	280
Less: net (loss) income attributable to noncontrolling interest	(32)	31	4
Net (loss) income attributable to H World Group Limited	(980)	2,005	276

Other comprehensive (loss) income
(Loss) gain arising from defined benefit plan, net of tax of RMB0 and nil for the six months ended June 30, 2022 and 2023, respectively	(0)	—	—
Gains from fair value changes of debt securities, net of tax of nil and RMB 7 for the six months ended June 30, 2022 and 2023, respectively	—	20	3
Foreign currency translation adjustments, net of tax of nil for the six months ended June 30, 2022 and 2023, respectively	22	222	31
Comprehensive (loss) income	(990)	2,278	314
Less: comprehensive (loss) income attributable to the noncontrolling interest	(32)	31	4
Comprehensive (loss) income attributable to H World Group Limited	(958)	2,247	310

(Losses) Earnings per share:
Basic	(0.31)	0.63	0.09
Diluted	(0.31)	0.62	0.09
Weighted average number of shares used in computation:
Basic	3,113,771,581	3,180,817,047	3,180,817,047
Diluted	3,113,771,581	3,349,256,828	3,349,256,828

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Renminbi in millions, except share data, unless otherwise stated)

	Ordinary Shares		Treasury Shares				Accumulated Other
	Outstanding				Additional Paid-in		Comprehensive	Noncontrolling
	shares	Amount	Shares	Amount	Capital	Retained Earnings	Income	Interest	Total Equity
Balance at January 1, 2022	3,120,746,090	0	30,974,040	(107)	9,964	1,037	41	109	11,044
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	4,158,430	0	—	—	—	—	—	—	0
Share-based compensation	—	—	—	—	48	—	—	—	48
Net loss	—	—	—	—	—	(980)	—	(32)	(1,012)
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	(0)	(0)
Acquisition of noncontrolling interest	—	—	—	—	0	—	—	(2)	(2)
Foreign currency translation adjustments	—	—	—	—	—	—	22	—	22
Repurchase of ordinary shares	(17,794,700)	—	17,794,700	(334)	—	—	—	—	(334)
Cash dividends declared	—	—	—	—	—	(416)	—	—	(416)
Termination of Capped Call	—	—	—	—	86	—	—	—	86
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	1	1
Income arising from defined benefit plan, net of tax	—	—	—	—	—	—	(0)	—	(0)
Balance at June 30, 2022	3,107,109,820	0	48,768,740	(441)	10,098	(359)	63	76	9,437

Balance at January 1, 2023	3,112,413,730	0	153,019,860	(441)	10,138	(1,200)	232	74	8,803
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	4,141,540	0	—	—	0	—	—	—	0
Share-based compensation	—	—	—	—	61	—	—	—	61
Net income	—	—	—	—	—	2,005	—	31	2,036
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	(1)	(1)
Issuance of ordinary shares[1]	71,185,000	0	—	—	1,963	—	—	—	1,963
Acquisition of noncontrolling interest	—	—	—	—	1	—	—	(3)	(2)
Gains(losses) from fair value changes of debt securities, net of tax	—	—	—	—	—	—	20	—	20
Foreign currency translation adjustments	—	—	—	—	—	—	222	—	222
Balance at June 30, 2023	3,187,740,270	0	153,019,860	(441)	12,163	805	474	101	13,102

1 In January 2023, the Group successfully completed a follow-on public offering of 7,118,500 ADSs with net proceeds of RMB1,963.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in millions, unless otherwise stated)

	Six Months Ended June 30,
	2022	2023	2023
			US$’ in millions
			(Note 2)
Operating activities:
Net (loss) income	(1,012)	2,036	280
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Share-based compensation	48	61	8
Depreciation and amortization and other	773	744	103
Impairment loss	91	80	11
Loss from equity method investments, net of dividends	66	83	11
Investment loss (income)	122	(564)	(78)
Foreign currency exchange loss (gain)	352	(76)	(10)
Noncash lease expense	1,296	1,117	154
Changes in operating assets and liabilities	(1,685)	542	76
Others	17	59	8
Net cash provided by operating activities	68	4,082	563

Investing activities:
Capital expenditures	(568)	(393)	(54)
Acquisitions, net of cash received	(59)	—	—
Purchases of investments	(77)	(962)	(133)
Proceeds from maturity/sale and return of investments	562	2,202	304
Loan advances	(123)	(75)	(10)
Loan collections	120	72	10
Others	0	5	1
Net cash (used in) provided by investing activities	(145)	849	118

Financing activities:
Net proceeds from issuance of ordinary shares	—	1,973	272
Payment of share repurchase	(334)	—	—
Proceeds from debt	1,092	728	100
Repayment of debt	(775)	(4,992)	(688)
Dividend paid	(416)	—	—
Others	(22)	(71)	(10)
Net cash used in financing activities	(455)	(2,362)	(326)

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	71	181	25
Net increase (decrease) in cash, cash equivalents and restricted cash	(461)	2,750	380
Cash, cash equivalents and restricted cash at the beginning of the period	5,141	5,086	701
Cash, cash equivalents and restricted cash at the end of the period	4,680	7,836	1,081

Cash and cash equivalents	4,642	7,316	1,009
Restricted cash	38	520	72
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	4,680	7,836	1,081
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	145	151	21
Income taxes paid	247	396	55
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	475	500	69
Consideration payable for business acquisition	2	1	0

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

H WORLD GROUP LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30 2022 and 2023

(Renminbi in millions, except share and per share data, unless otherwise stated)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES

H World Group Limited (the “Company”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries and consolidated variable interest entities (the “Group”) are to develop leased and owned, manachised and franchised hotels mainly in the People’s Republic of China(“PRC”) and Europe.

On January 2, 2020, the Group completed the acquisition of 100% equity interest of Steigenberger Hotels Aktiengesellschaft Germany (“Deutsche Hospitality” or “DH”). Deutsche Hospitality was engaged in the business of leasing, franchising, operating and managing hotels under five brands in the midscale and upscale market in Europe, the Middle East and Africa. After the acquisition, “legacy DH” refers to Deutsche Hospitality and its subsidiaries and “legacy Huazhu” refers to the Group excluding Deutsche Hospitality.

In June 2022, the English name of the Company was changed from “Huazhu Group Limited” to “H World Group Limited”.

Leased and owned hotels

The Group leases hotel properties from property owners or purchases properties directly and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards of the Group brands at the beginning of the lease or the construction, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease or the land and building certificate.

As of December 31, 2022 and June 30, 2023 the Group had 704 and 696 leased and owned hotels in operation, respectively.

Manachised and franchised hotels

The Group enters into franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to hotel renovation and operations. Those hotels are classified as manachised hotels. Under the typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, which typically equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The franchise and management agreements typically range from eight to ten years under legacy Huazhu, and 15 to 20 years for manachised hotels and 10 to 15 years for franchised hotels under legacy DH. These agreements are renewable upon mutual agreement between the Group and the franchisee. There are also some franchised hotels for which the Group does not provide a hotel general manager. As of December 31, 2022 and June 30, 2023, the Group had 7,617 and 7,861 manachised hotels in operation and 222 and 193 franchised hotels in operation, respectively.

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and consolidated variable interest entities (the “VIEs”). All intercompany transactions and balances are eliminated on consolidation.

Variable Interest Entities

The Group evaluates the need to consolidate certain variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

The Company is deemed as the primary beneficiary of and consolidates variable interest entities when the Company has the power to direct the activities that most significantly impact the economic success of the entities and effectively assumes the obligation to absorb losses and has the rights to receive benefits that are potentially significant to the entities.

As of December 31, 2022 and June 30, 2023, the Group consolidated seven and six entities under VIE model, and the impact of the consolidated VIEs are immaterial to the Group’s consolidated financial statements.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment, right-of-use assets and intangible assets with definite lives, valuation allowance of deferred tax assets, impairment of investment, goodwill and intangible assets without definite lives and incremental borrowing rate used to measure lease liabilities.

Intangible assets, net

Intangible assets consist primarily of brand name, master brand agreement, non-compete agreements, franchise or manachise agreements and purchased software.

Intangible assets with finite useful lives are amortized using the straight-line method over their respective estimated useful lives over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These estimated useful lives are generally as follows:

Franchise or manachise agreements	Remaining contract terms from 10 to 20 years
Non-compete agreements	2 - 10 years based on specified non-compete period
Purchased software	3 - 10 years based on the estimated usage period
Other intangible assets including trademark, licenses and other rights	2 - 15 years based on the contractual term, the length of license agreements and the effective terms of other legal rights

Almost all the brand names and master brand agreement acquired by the Group are considered to have indefinite useful lives since there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of these brands and these brands can be renewed at nominal cost. The Group evaluates the brand name and master brand agreement each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Impairment is tested annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Impairment of long-lived assets

The Group evaluates its long-lived assets including property and equipment, net, right-of-use assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets.

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the long-lived assets exceeded the future undiscounted net cash flows, and recognized an impairment loss of RMB 91 and RMB78 during the six months ended June 30, 2022 and 2023, respectively.

Fair value of the long-lived assets was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Leases

The Group determines if an arrangement is a lease or contains a lease at the inception of the contract. A lease arrangement is being evaluated for classification as operating or financing upon lease commencement. Lease liabilities, which represent the Group’s obligation to make lease payments arising from the lease, and corresponding right of-use assets, which represent the Group’s right to use an underlying asset for the lease term, are recognized at the commencement date of the lease based on the present value of fixed future payments and variable lease payments that depend on an index or a rate (initially measured using the index or rate as at the commencement date) over the lease term, calculated using the discount rate implicit in the lease, if available, or the Group’s incremental borrowing rate. For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the lease term and lease expense relating to variable payments is expensed as incurred. For finance leases, the amortization of the asset is recognized over the shorter of the lease term or useful life of the underlying asset.

Most leases have initial terms ranging from 10 to 20 years for legacy Huazhu, and from 20 to 25 years for legacy DH. The lease term includes lessee options to extend the lease and periods occurring after a lessee early termination option, only to the extent it is reasonably certain that the Group will exercise such extension options and not exercise such early termination options, respectively. The Group’s lease agreements may include nonlease components, mainly common area maintenance, which are combined with the lease components as the Group elects to account for these components as a single lease component, as permitted. The Group elected the practical expedient of not to separate land components outside PRC from leases of specified property and equipment at the ASC842 transition date. Besides, the Group’s lease payments are generally fixed and certain agreements contain variable lease payments based on the operating performance of the leased property and the changes in the index of consumer pricing index (“CPI”). Almost all the lease agreements with variable lease payments based on the changes in CPI are held by legacy DH.

For operating leases, the Group recognizes lease expense on a straight-line basis over the lease term and variable lease payments that depend on an index or a rate are initially measured using the index or rate at the commencement date, otherwise variable lease payments are recognized in the period in which the obligation for those payments is incurred. The operating lease expense is recognized as hotel operating costs, general and administrative expenses and pre-opening expenses in the consolidated statements of comprehensive income. For finance lease, lease expense is generally front-loaded as the finance lease ROU asset is depreciated on a straight-line basis over the shorter of the lease term or useful life of the underlying asset within hotel operating costs in the consolidated statements of comprehensive income, but interest expense on the lease liability is recognized in interest expense in the consolidated statements of comprehensive income using the effective interest method which results in more expense during the early years of the lease. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

The Group reassesses of a contract is or contains a leasing arrangement and re-measures ROU assets and liabilities upon modification of the contract. The Group will derecognize ROU assets and liabilities, with difference recognized in the consolidated statements of comprehensive income on the contract termination.

Income taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the Group, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. For a particular tax-paying component of an entity and within a particular tax jurisdiction, all deferred tax liabilities and assets, as well as any related valuation allowance, shall be offset and presented as a single noncurrent amount. However, an entity shall not offset deferred tax liabilities and assets attributable to different tax-paying components of the entity or to different tax jurisdictions.

According to ASC 740-270 Interim Reporting, an estimated annual effective tax rate (AETR) on full year estimated ordinary income should first be determined by the Company and the estimated AETR is then applied to year-to-date ordinary income to compute the interim tax provision on ordinary income.

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Company is the United States dollar (“US$”). Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured in functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive income.

Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of comprehensive income.

The financial records of the Group’s subsidiaries are maintained in local currencies, which are the functional currencies.

Fair value

The established fair value hierarchy by U.S. GAAP has three levels based on the reliability of the inputs used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalent, restricted cash, loan receivables, other receivables, payables, short-term debts, long-term debts. The carrying amounts of the short-term financial instruments approximates their fair value due to their short-term nature. The long-term debts and long-term loan receivables approximate their fair values, because the bearing interest rates approximate market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed. Convertible senior notes are measured at amortized costs of RMB3,463 and RMB3,601 and the corresponding fair value estimated based on quoted market price were RMB4,283 and RMB4,096, as of December 31, 2022 and June 30, 2023, respectively.

The following table presents our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

As of December 31, 2022	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active		Significant
	Markets for Identical	Significant Other	Unobservable
	Assets	Observable Inputs	Inputs
Description	(Level 1)	(Level 2)	(Level 3)
Equity securities with readily determinable fair value	1,788	—	—
Available-for-sale debt securities	—	—	296
Employee benefit plan assets	13	—	—

As of June 30, 2023	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active		Significant
	Markets for Identical	Significant Other	Unobservable
	Assets	Observable Inputs	Inputs
Description	(Level 1)	(Level 2)	(Level 3)
Equity securities with readily determinable fair value	83	—	—
Available-for-sale debt securities	—	—	323
Employee benefit plan assets	14	—	—

Equity securities with readily determinable fair value and employee benefit plan assets are valued using a market approach based on the quoted market prices or broker/dealer quotes of identical or comparable instruments.

Level 3 fair value of available-for-sale debt securities is determined based on income approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation. The changes of available-for-sale debt securities are attributable to the fair value changes of nil and RMB27 for the six months ended June 30, 2022 and 2023, respectively, which are recorded as other comprehensive (loss) income.

Certain assets are measured at a non-recurring basis. The following table presents the asset classification, the fair value and the non-recurring losses recognized for the year ended December 31, 2022 and for the six months ended June 30, 2023 due to impairment of the related assets.

As of December 31, 2022		Fair Value Measurements at Reporting Date Using
		Significant
		Unobservable	Total
		Inputs	Loss for
Description	Fair Value	(Level 3)	the Year
Property and equipment	38	38	218
Operating lease right-of-use assets	336	336	76
Intangible assets	388	388	170
Long-term investment	11	11	27

As of June 30, 2023		Fair Value Measurements at Reporting Date Using
		Significant	Total
		Unobservable	Loss for
		Inputs	the Six Months
Description	Fair Value	(Level 3)	Ended
Property and equipment	24	24	11
Operating lease right-of-use assets	150	150	67
Long-term investment	8	8	2

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the performance conditions for a period of time following the grant date. Share-based compensation expense is recognized according to the Group’s judgement of likely future performance and will be adjusted in future periods based on the actual performance.

Earnings (losses) per share

Basic earnings (losses) per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (losses) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of stock options and vest of nonvested restricted stocks (using the treasury stock method).

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1 = RMB7.2513, on June 30, 2023, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on June 30, 2023, or at any other rate.

3.REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenues

The following tables present the Group’s revenues disaggregated by the nature of the product or service:

	Six Months Ended
	June 30,
	2022	2023
Room revenues	3,271	5,507
Food and beverage revenues	467	635
Others	265	324
Leased and owned hotels revenue	4,003	6,466
Initial one-time license/franchise fee	52	54
On-going management and service/royalty fees	592	1,232
Central reservation system usage fees, other system maintenance and support fees	522	1,152
Reimbursements for hotel manager fees	533	600
Other fees	235	372
Manachised and franchised hotels revenue	1,934	3,410
Other revenues	126	134
Total revenues	6,063	10,010

Contract Balances

The Group’s contract assets are insignificant at December 31, 2022 and June 30, 2023.

	As of
	December 31,	June 30,
	2022	2023
Current contract liabilities	1,308	1,413
Long-term contract liabilities	828	936
Total contract liabilities	2,136	2,349

The contract liabilities balances above are classified as deferred revenue on the consolidated balance sheet, as of December 31, 2022 and June 30, 2023.

The Group recognized revenues that were previously deferred as contract liabilities of RMB359 and RMB403 during the six months ended June 30, 2022 and 2023, respectively.

4.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of
	December 31,	June 30,
	2022	2023
Cost:
Buildings	843	843
Leasehold improvements	10,952	10,998
Furniture, fixtures and equipment	2,520	2,608
Motor vehicles	3	3
	14,318	14,452
Less: Accumulated depreciation	7,727	8,279
	6,591	6,173
Construction in progress	193	230
Property and equipment, net	6,784	6,403

Depreciation expense was RMB660 and RMB653 for the six months ended June 30, 2022 and 2023, respectively.

5.INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of
	December 31,	June 30,
	2022	2023
Intangible assets with indefinite lives:
Brand names	5,111	5,336
Master brand agreement	192	192
Intangible assets with finite lives:
Franchise or manachise agreements	368	380
Purchased software	128	134
Other intangible assets	77	80
Total	5,876	6,122
Less: Accumulated amortization	178	200
Less: Accumulated impairment loss	420	447
Total	5,278	5,475

Amortization expense of intangible assets for the six months ended June 30, 2022 and 2023 amounted to RMB24 and RMB23, respectively.

No impairment was recorded for the six months ended June 2022 and 2023.

The annual estimated amortization expense for the above intangible assets excluding brand names and master brand agreement for the following years is as follows:

Amortization for
Intangible Assets
Remainder of 2023	19
2024	33
2025	33
2026	31
2027	26
Thereafter	158
Total	300

6.INVESTMENTS

The investments as of December 31, 2022 and June 30, 2023 were as follows:

	As of
	December 31, 2022	June 30, 2023
Short-term investments
Equity securities with readily determinable fair values:
Accor	1,701	—
Other marketable securities	87	83
Subtotal	1,788	83
Held to Maturity investments
Time deposits	—	666
Total	1,788	749

Long-term investments
Equity securities without readily determinable fair values:
Cjia Group-preferred shares	138	112
OYO	54	54
Other equity securities without readily determinable fair values	65	63
Subtotal	257	229
Equity-method investments:
AAPC LUB	494	458
Hotel related funds	443	422
China Hospitality JV	67	68
Zleep	70	68
Commerz Real Institute	80	85
Other investments	238	244
Subtotal	1,392	1,345
Available-for-sale debt securities:
Cjia Group-convertible notes	296	323
Held to Maturity investments
Time deposits	—	302
Total	1,945	2,199

Equity securities with readily determinable fair values

During the six months ended June 30, 2023, the Group sold all the Accor shares for a cash consideration of RMB2,198 with a gain of RMB516 realized upon disposal. As of June 30, 2023, the Group did not hold the shares of Accor. The Group recognized unrealized loss from fair value changes of Accor of RMB184 and nil, respectively for the six months ended June 30, 2022 and 2023.

Equity-method investments

The Group received cash dividend from AAPC LUB of RMB47 and RMB56 for the six months ended June 30, 2022 and 2023, which was recognized as return on investment. During the six months ended June 30, 2022 and 2023, the Group received RMB54 and nil cash dividend from China Hospitality JV, Ltd., which was recognized as return of investment. Among “other investments”, the Group further increased investments in Azure Hospitality Fund I Limited Partnership of RMB64 and RMB1 during the six months ended June 30, 2022 and 2023.

Held to maturity investments

Held to maturity investments represent time deposits placed in banks with original maturities over three months. The deposits with original maturities within one year are classified as short-term held to maturity investments, and those more than one year are classified as long-term held to maturity investments. Interest earned is recorded as interest income in the consolidated statements of comprehensive income during the years presented.

7.DEBT

The short-term and long-term debt as of December 31, 2022 and June 30, 2023 were as follows:

	As of
	December 31,	June 30,
	2022	2023
Short-term debt:
Long-term bank borrowings, current portion	208	115
Short-term bank borrowings	3,035	999
Convertible senior notes, current portion	—	3,601
FF&E liability, current portion	45	50
Total	3,288	4,765

Long-term debt:
Long-term bank borrowings, non-current portion	2,929	819
Convertible senior notes, non-current portion	3,463	—
FF&E liability, non-current portion	228	230
Others	15	16
Total	6,635	1,065

Bank borrowings

In August 2022, the Group entered into a 3-year long-term facility of EUR220 million and RMB-equivalent of EUR110 million term facility, and EUR70 million revolving credit facility agreement with several banks. The EUR70 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan for each interest period is the aggregate of the applicable Margin and EURIBOR or one-year benchmark LPR. The margin for each loan depends on the currency of loan, a loan denominated in EUR means 1.55% per annum and a loan denominated in RMB means -0.15% per annum. There are some financial covenants including interest cover, leverage and book equity related to this facility. The Group was fully in compliance with the covenants as of June 30, 2023. As of December 31, 2022, the Group had drawn down EUR220 million, RMB equivalent of EUR110 million and EUR70 million under the facility agreement, among which, the Group repaid EUR220 million, RMB equivalent of EUR3 million and EUR70 million during the six months ended June 30, 2023. For the six months ended June 30, 2023, the weighted average interest rate of borrowings drawn under this agreement was 3.65%.

Convertible Senior Notes due 2022

On November 3, 2017, the Group issued US$475 million of Convertible Senior Notes (the “2022 Notes”). The 2022 Notes mature on November 1, 2022 and bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018. The Group had subsequently redeemed US$475 million of 2022 Notes on November 1, 2022.

Capped Call Options

In connection with the issuance of the 2022 Notes, the Group entered into capped call option transactions with some of the initial purchasers or their affiliates (the “Option Counterparties”) to reduce the potential dilution to existing shareholders of the Group upon conversion of the 2022 Notes. In June 2022, the Group and Option Counterparties terminated these capped call transactions before the conversion date of convertible notes on November 1, 2022 with the settlement amount of US$12.8 million, which was received by the Group in July 2022. The settlement amount of US$12.8 million was recorded as an increase to additional paid-in capital.

Convertible Senior Notes due 2026

In May 2020, the Company issued US$500 million Convertible Senior Notes (the “2026 Notes”). The 2026 Notes will mature on May 1, 2026 and bear interest at a rate of 3.00% per annum, payable in arrears semi-annually on May 1 and November 1 of each year, beginning on November 1, 2020. In 2020, proceeds to the Company were RMB3,499 (equivalently US$493 million), net of issuance costs of RMB49 (equivalently US$7 million).

Holders of the 2026 Notes have the option to convert their Notes at any time prior to the close of business on the second business day immediately preceding the maturity date. The 2026 Notes can be converted into the Company’s ADSs at an initial conversion rate of 23.971 of the Company’s ADSs per US$1,000 principal amount of the 2026 Notes (equivalent to an initial conversion price of US$41.72 per ADS).

The holders may require the Company to repurchase all or portion of the 2026 Notes for cash on May 1, 2024, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The carrying amount of 2026 Notes was classified as short-term debt as of June 30, 2023, because the holders are able to exercise the redemption right within one year.

Debt Maturities

The contractual maturities of the Group’s debt as of June 30, 2023 were as follows:

Principle Amounts
Remainder of 2023	579
2024	4,292
2025	766
2026	47
2027	40
Thereafter	120
Total	5,844

8.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of
	December 31,	June 30,
	2022	2023
Payable to franchisees	652	1,242
Other payables	850	1,176
Accrued rental, utilities and other accrued expenses	332	444
Liabilities related to customer loyalty program	166	175
Value-added tax, other tax and surcharge payables	234	212
Advance from noncontrolling interest holders	103	87
Total	2,337	3,336

9.HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased and owned hotels, manachised and franchised hotels and consist of the following:

	Six Months Ended
	June 30,
	2022	2023
Rents	2,038	2,139
Utilities	278	341
Personnel costs	1,737	2,167
Depreciation and amortization	712	678
Consumable, food and beverage	451	613
Others	569	794
Total	5,785	6,732

10.SHARE-BASED COMPENSATION

In February 2007, the Group adopted the 2007 Global Share Plan which allows the Group to offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”). Under the 2007 Global Share Plan, the Group may issue incentive awards to the Participants to purchase not more than 100,000,000 ordinary shares. In June 2007, the Group adopted the 2008 Global Share Plan which allows the Group to offer incentive awards to Participants to purchase up to 30,000,000 ordinary shares. In October 2008, the Group increased the maximum number of incentive awards available under the 2008 Global Share Plan to 70,000,000. In September 2009, the Group adopted the 2009 Share Incentive Plan which allows the Group to offer incentive awards to Participants. Under the 2009 Share Incentive Plan, the Group may issue incentive awards to purchase up to 30,000,000 ordinary shares. In August 2010, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 150,000,000. In March 2015, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 430,000,000. The 2007 and 2008 Global Share Plans and 2009 Share Incentive Plan (collectively, the “Incentive Award Plans”) contain the same terms and conditions. The incentive awards granted under the Incentive Award Plans typically have a maximum life of ten years and vest in typical ways as listed below:

a.)Vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years;
b.)Vest over a period of ten years in equal yearly installments;

As of June 30, 2023, the Group had granted 274,402,040 options and 307,541,700 nonvested restricted stocks, which were subject to adjustment on performance condition.

Share options

During the six months ended June 30, 2023, the Group granted 28,625,350 share options to senior officers, each was in five tranches with performance conditions. Each tranche is accounted for as a separate award with the same grant date, its own service inception date and requisite service period. The share-based compensation cost is recognized for each vesting tranche during the respective service period based on the estimated performance conditions at the service inception date. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years and will become exercisable if certain performance conditions are met for the five-year period ending December 31, 2027.

The weighted-average grant date fair value for options granted during the six months ended June 30, 2023 was RMB16.06 (US$2.22), computed using the binomial option pricing model. The binomial option pricing model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average historical equity volatility of the Group. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

	2023
Suboptimal exercise factor	2.80
Risk-free interest rate	3.61%
Volatility	49.31%
Dividend yield	0.80%
Life of option	10	years

The following table summarized the Group’s share option activity under the option plans:

			Weighted Average
	Number of	Weighted Average	Remaining	Aggregate Intrinsic
	Options	Exercise Price	Contractual Life	Value
		US$	Years	US$’million
Share options outstanding at January 1, 2023	—
Granted	28,625,350	2.80
Share options outstanding at June 30, 2023	28,625,350	2.80	9.98	31
Share options vested or expected to vest at June 30, 2023	26,524,250	2.80	9.98	29
Share options exercisable at June 30, 2023	—

As of June 30, 2023, there was RMB424 in total unrecognized compensation expense related to the option arrangements, which is expected to be recognized over a weighted-average period of 3.98 years.

Nonvested restricted stocks

The fair value of nonvested restricted stock with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

During the six months ended June 30, 2023, the Group granted 28,625,350 nonvested restricted stocks to senior officers, each was in five tranches with performance conditions. Each tranche is accounted for as a separate award with the same grant date, its own service inception date and requisite service period. The share-based compensation cost is recognized for each vesting tranche during the respective service period based on the estimated performance conditions at the service inception date. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the vesting commencement date with the remaining 50% vesting ratably over the following two years.

The following table summarized the Group’s nonvested restricted stock activities during the six months ended June 30, 2023.

		Weighted
	Number of	Average Grant
	Restricted Stocks	Date Fair Value
		US$
Nonvested restricted stocks outstanding at January 1, 2023	76,939,150	1.88
Granted	29,620,310	3.67
Forfeited	(596,410)	2.60
Vested	(4,141,540)	1.54
Nonvested restricted stocks outstanding at June 30, 2023	101,821,510	2.41

As of June 30, 2023, there was RMB1,519 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 3.79 years.

The total fair value of nonvested restricted stocks vested was RMB88 and RMB134 for the six months ended June 30, 2022 and June 30, 2023 respectively.

For the six months ended June 30, 2022 and 2023, the Group recognized share-based compensation expenses of RMB48 and RMB61, respectively, which were classified as follows:

	Six Months Ended June 30,
	2022	2023
Hotel operating costs	18	16
Selling and marketing expenses	2	3
General and administrative expenses	28	42
Total	48	61

11.(LOSSES) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted losses per share for the six months ended June 30, 2022 and 2023 indicated:

	Six Months Ended June 30,
	2022	2023
Net (loss) income attributable to ordinary shareholders — basic	(980)	2,005
Eliminate the dilutive effect of interest expense of convertible senior notes	—	59
Net (loss) income attributable to ordinary shareholders — diluted	(980)	2,064
Weighted average ordinary shares outstanding — basic	3,113,771,581	3,180,817,047
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	—	47,838,781
Dilutive effect of convertible senior notes	—	120,601,000
Weighted average ordinary shares outstanding — diluted	3,113,771,581	3,349,256,828
Basic (losses) earnings per share	(0.31)	0.63
Diluted (losses) earnings per share	(0.31)	0.62

For the six months ended June 30, 2022 and 2023, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following at non-weighted basis:

	As of
	June 30,	June 30,
	2022	2023
Outstanding employee options and nonvested restricted stocks	85,120,720	28,625,350
Shares of convertible senior notes	228,239,310	—
Total	313,360,030	28,625,350

In accordance with ASC Topic 470-20, although legally issued, the loaned ADSs in connection with the “2022 Notes” are not considered outstanding, and then excluded from basic and diluted earnings per share for the six months ended June 30, 2022 unless default of the ADS lending arrangement occurs, at which time the Loaned ADSs would be included in the basic and diluted earnings per share calculation.

All these Loaned ADSs had been returned to the Company with the maturity of 2022 Notes on November 1, 2022 and was accounted for as an increase to the treasury shares.

12.SEGMENT

The Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer. The Group has two operating segments which are legacy Huazhu and legacy DH according to the way management intends to evaluate results and allocate resources within the Group. In identifying its reportable segments, the Group assesses nature of operating segments and evaluates the operating results of each reporting segments. Both operating segments meet the quantitative thresholds and should be considered as two reportable segments. The Group has changed the segment profit measure from EBITDA to adjusted EBITDA starting from the second quarter of 2023 as the CODM used adjusted EBITDA to evaluate the performance of each segment. Adjusted EBITDA has also been presented for the disclosure for prior period as the segment profit.

The following table provides a summary of the Group’s operating segment results for the six months ended June 30, 2022 and 2023. The Group presents segment information after elimination of intercompany transactions.

	Six Months Ended June 30,
	2022			2023
	Legacy -	Legacy-		Legacy-	Legacy-
	Huazhu	DH	Total	Huazhu	DH	Total
Total revenues	4,736	1,327	6,063	7,941	2,069	10,010
Adjusted EBITDA	(70)	(210)	(280)	3,385	33	3,418
Interest income			37			101
Interest expense			199			224
Income tax expense (benefit)			(430)			502
Depreciation and amortization			734			721
Share-based Compensation			48			61
Losses from fair value changes of equity securities			186			6
Net (loss) income attributable to H World Group Limited			(980)			2,005

The following table presents total assets for operating segments, reconciled to consolidated amounts:

As of
	December 31, 2022			June 30, 2023
	Legacy	Legacy		Legacy	Legacy
	Huazhu	DH	Total	Huazhu	DH	Total
Total assets	43,729	17,778	61,507	44,103	19,009	63,112

The following tables represent revenues and property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill by geographical region.

Revenues:	Six Months Ended June 30,
	2022	2023
China	4,727	7,927
Germany	989	1,532
All others	347	551
Total	6,063	10,010

Property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill:

	As of
	December 31,	June 30,
	2022	2023
China	31,684	30,524
Germany	13,501	14,517
All others	3,288	3,411
Total	48,473	48,452

Other than China and Germany, there were no countries that individually represented more than 10% of the total revenue and certain long lived assets for the six months ended June 30, 2022 and 2023.

13.Cash Dividend

On March 03, 2022, the Group approved and declared a cash dividend of US$0.021 per ordinary share on its outstanding shares as of the close of trading on March 24, 2022. Such dividend of RMB416 was fully paid in April 2022. The Group did not declare cash dividend to its shareholders for the six months ended June 30, 2023.

14.LEASES

The Group’s leases mainly related to building and the rights to use the land. The total expense related to short-term leases were insignificant for the six months ended June 30, 2022 and 2023, and sublease income of the Group which is recognized in revenues in the consolidated statements of comprehensive income were RMB65 and RMB65 for the six months ended June 30, 2022 and 2023, respectively. The Group recognizes a negative lease expense of RMB75 and RMB67 for the six months ended June 30, 2022 and 2023 under the relief of lease concession from COVID-19 as the Group elects using the variable lease expense approach.

A summary of supplemental information related to operating leases in the six months ended June 30, 2022 and 2023 is as follows:

	Six Months Ended June 30,
	2022		2023
Lease cost:
Operating fixed lease cost	2,112		2,110
Finance lease cost
— Amortization of ROU assets	46		41
— Interest on lease liabilities	57		52
Short term lease cost	0		0
Variable lease cost	(9)		65
Total lease cost	2,206		2,268

Other information:
Weighted average remaining lease term
Operating leases	13	years	13	years
Finance leases	27	years	28	years
Weighted average discount rate
Operating leases	6.30%		6.20%
Finance leases	3.98%		4.03%

As of June 30, 2023, the maturities of lease liabilities in accordance with ASC 842 in each of the next five years and thereafter are as follows:

	Total
	Operating	Total Finance
	Leases	Leases
Remainder of 2023	2,211	75
2024	4,309	158
2025	4,106	157
2026	3,917	159
2027	3,734	162
Thereafter	26,652	3,967

Total minimum lease payments	44,929	4,678

Less: amount representing interest	13,577	1,926

Present value of minimum lease payments	31,352	2,752

As of June 30, 2023, the Group has entered 21 lease contracts that the Group expects to account for as operating or finance leases, the future undiscounted lease payments for these non-cancellable lease contracts are RMB6,771, which is not reflected in the consolidated balance sheets.

Supplemental cash flow information related to leases for the years ended June 30, 2022 and 2023 are as follows:

	Six Months Ended June 30,
	2022	2023
Cash paid for amounts included in the measurement of operating lease liabilities	1,437	2,094
Cash paid for amounts included in the measurement of finance lease liabilities	63	69
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	475	554
Non-cash right-of-use assets obtained in exchange for finance lease liabilities, net of reassessment of finance lease payments	260	53
Non-cash right-of-use assets obtained in acquisition for operating lease	130	—
Non-cash lease liabilities obtained in acquisition for operating lease	105	—

15.EMPLOYEE BENEFIT PLANS

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB317 and RMB335 for the six months ended June 30, 2022 and 2023. The Group has no ongoing obligation to its employees subsequent to its contribution to the PRC plan.

Furthermore, the Group pays contribution to governmental and private pension insurance organizations based on legal regulations in some countries out of China. The contributions are recognized as expense and amount RMB33 and RMB43 for the six months ended June 30, 2022 and 2023.

16.RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group. The related parties mainly act as service providers and service recipients to the Group. The Group is not obligated to provide any type of financial support to these related parties.

Related Party	Nature of the Party	Relationship with the Group
Trip.com Group Limited (“Trip.com”)	Online travel services provider	Mr. Qi Ji is a director
Sheen Star Group Limited (“Sheen Star”)	Investment holding company	Equity method investee of the Group, controlled by Mr. Qi Ji
China Cjia Group Limited (“Cjia Group”)	Apartment Management Group	Equity method investee of the Group
Shanghai Zhuchuang Enterprise Management Co., Ltd. (“Zhuchuang”)	Staged office space company	Equity method investee of the Group
Shanghai Lianquan Hotel Management Co., Ltd. (“Lianquan”)	Hotel management company	Equity method investee of the Group
AZURE Hospitality Fund I Limited Partnership ( “AZURE”)	Fund	Equity method investee of the Group

(a) Related party balances

Amounts due from related parties consist of the following:

	As of
	December 31,	June 30,
	2022	2023
Sheen Star	29	27
Zhuchuang	24	19
Trip.com	73	51
Cjia Group	28	37
Lianquan	46	45
Others	21	20
Allowance for expected credit losses	(37)	(52)
Total	184	147

Amounts due to related parties consist of the following:

	As of
	December 31,	June 30,
	2022	2023
Trip.com	38	44
Cjia Group	26	30
Others	7	15
Total	71	89

(b) Related party transactions

During the six months ended June 30, 2022 and June 30, 2023, significant related party transactions were as follows:

	Six Months Ended June 30,
	2022	2023
Commission expenses to Trip.com	20	102
Lease expenses to Trip.com	9	9
Lease expenses to Cjia Group	18	17
Goods sold and service provided to Cjia Group	2	4
Service fee from Trip.com	20	9
Service fee from Sheen Star	1	3
Service fee from AZURE	1	7
Sublease income from Lianquan	6	4
Sublease income from Cjia Group	3	2

17.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of June 30, 2023, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB357, which is expected to be incurred within one to two years.

(b) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of the Group’s business, including lease contract terminations and disputes, and management agreement disputes. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements. As of June 30, 2023, there are no accrued contingent liabilities from such proceedings.